July 19, 2012

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re: Madison Acquisition Ventures, Inc. (the “Company ”) Form 10-12G

Dear Sir:

In connection with the Form 10-12G/A filed with the United States Securities and Exchange Commission (the “SEC”) on July 19, 2012, I hereby acknowledge the following on behalf of the Company:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A;

2.	Neither the SEC’s staff comments nor changes to disclosure in response to staff comments foreclose the SEC from taking any action with respect to the filing; and

3.	The Company may not assert SEC’s staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

  Very truly yours,

  Madison Acquisition Ventures, Inc.

  By: /s/Alan P. Fraade
 Alan P. Fraade, Vice President